Response Biomedical Corporation Files for U.S. FDA 510(k) Market
Clearance of its Rapid Respiratory Syncytial Virus Test

Virtually All Children Infected by the Age of Two1

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia, April 28, 2009 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) announced today that it has filed a U.S. Food and Drug Administration (FDA) 510(k) submission seeking clearance to market its Respiratory Syncytial Virus (RSV) test.

The test, manufactured by Response Biomedical, will run on the RAMP® diagnostic platform and will be marketed and sold exclusively by 3M Health Care as the 3M™ Rapid Detection RSV Test. It is a qualitative immunochromatographic assay indicated for use as an in vitro diagnostic product to identify the presence of the RSV antigen. Rapid detection of RSV aids hospital laboratories and physician office laboratories in the rapid diagnosis of RSV.

“We believe we have a strong submission for review by the FDA,” said S. Wayne Kay, Chief Executive Officer, Response Biomedical. “There remains a significant clinical need for a rapid test that provides high clinical sensitivity for RSV compared to viral culture or DSFA. This submission is another step forward in building our business through the commercial launch of products through strong partnerships.”

FDA 510(k) clearance would give physicians access to a test that quickly diagnoses the presence or absence of the RSV virus and may help optimize the clinical management of the RSV-positive patient. The RAMP diagnostic platform brings objectivity to the interpretation of RSV tests using an automated Reader. Automating and storing the qualitative RSV test result may help increase laboratory productivity and minimize the potential for human error, which can contribute to improved patient outcomes. In the United States, RSV is responsible for thousands of hospitalizations annually among children younger than one year. It is believed to be the most common viral cause of death in children younger than five years and in particular in children younger than one year. In the first two years of life, virtually all children are infected with the virus at some point.

-more-

[1] http://www.cdc.gov/rsv/about/infection.html

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® Platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point of care testing and laboratory use.

The RAMP® system consists of a Reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack, congestive heart failure and influenza.

In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. Response has achieved CE Marking for its Reader and clinical tests and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000. The RAMP® Influenza A/B Assay and RAMP 200 reader are not yet licensed for clinical use in Canada.

Response Biomedical is a publicly traded company, listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our limited available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; current financial market conditions which may negatively affect our ability to obtain financing; our ability to meet the continued listing requirements of the TSX under its ongoing delisting review; changing facility costs and other risks relating to our facilities expansion plans; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to retain, and our reliance upon, third party suppliers, manufacturers, distributors and alliance partners; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; fluctuations in interest rates and foreign exchange rates; seasonality including government budget cycles; general economic and business conditions where we operate; and other factors referenced in our annual report, our Annual Information Form (AIF) (Form 20-F in the U.S.) and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments, except as required by law.

-more-

Response Biomedical Contacts:

Bill Wickson
Director, Investor Relations
Response Biomedical Corporation
Tel (604) 456-6073
Email: bwickson@responsebio.com

XXX